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                                                                    EXHIBIT 20.2


CISCO COMPLETES ACQUISITION OF WEBLINE COMMUNICATIONS

SAN JOSE, Calif. -- Nov. 2, 1999 - Cisco Systems, Inc. today announced it has completed the acquisition of WebLine Communications Corp. of Burlington, Mass. On September 22, 1999, Cisco announced a definitive agreement to acquire privately-held WebLine Communications, the leading provider of customer interaction management software for Internet customer service and e-commerce. Under the terms of the agreement, Cisco common stock worth $325 million was exchanged for all outstanding shares and options of WebLine. The acquisition will be accounted for as a pooling of interests.

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contained in the forward-looking statements, including potential fluctuations in
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